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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                  (RULE 13e-4)

                 TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                   AVAYA INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                            ------------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   549463107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           (UNDERLYING COMMON STOCK)

                            ------------------------

                                PAMELA F. CRAVEN
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                   AVAYA INC.
                              211 MOUNT AIRY ROAD
                        BASKING RIDGE, NEW JERSEY 07920
                                 (908) 953-6000

                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*   AMOUNT OF FILING FEE
----------------------   --------------------
     $60,217,117              $12,043.42

---------------
* Calculated solely for purposes of determining the filing fee. This amount assumes that 4,972,512 restricted stock units of the Company will be issued for the aggregate amount of options that we are offering to exchange, calculated by using an exchange ratio based on the closing price of the Company's common stock on June 22, 2001. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange Outstanding Options for Restricted Stock Units, dated June 26, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Avaya Inc., a Delaware corporation (the "Company" or "Avaya"), and the address and telephone number of its principal executive office is 211 Mount Airy Road, Basking Ridge, New Jersey 07920, (908) 953-6000. The information set forth in the Offer to Exchange under Section 9 ("Information About Avaya Inc.") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees to exchange, for compensatory purposes, all Eligible Options (as defined herein) for units of the Company's restricted common stock (the "Restricted Stock Units") that will be granted under the Avaya Inc. Long Term Incentive Plan for Management Employees and the Avaya Inc. 2000 Long Term Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange, and the related letter of transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). "Eligible Options" shall include all options to purchase shares of the Company's Common Stock, par value $0.01 per share, granted by or assumed by Lucent Technologies Inc. ("Lucent") and converted into Avaya options in connection with the spin-off of Avaya by Lucent under (i) the 1996 Long Term Incentive Plan for Avaya Employees, (ii) the 1997 Long Term Incentive Plan for Avaya Employees, (iii) the Ascend Communications, Inc. 1998 Stock Incentive Plan for Avaya Employees, (iv) the Ascend Communications, Inc. First Amended and Restated 1989 Stock Option Plan for Avaya Employees, (v) the Ascend Communications, Inc. 1998 Supplemental Stock Incentive Plan for Avaya Employees, (vi) the Livingston Enterprises, Inc. 1994 Stock Option Plan for Avaya Employees, (vii) the Mosaix, Inc. 1997 Nonofficer Stock Incentive Compensation Plan for Avaya Employees, (viii) the Mosaix, Inc. 1996 Amended and Restated Stock Incentive Compensation Plan For Avaya Employees, (ix) the Octel Communications Corporation 1996 Supplemental Stock Plan For Avaya Employees, (x) the Octel Communications Corporation 1995 Incentive Stock Plan for Avaya Employees, (xi) the Optimay Corporation Stock Option Plan for Avaya Employees, (xii) the Prominet Corporation 1996 Stock Option Plan for Avaya Employees, and (xiii) the Xedia Corporation 1993 Stock Option Plan for Avaya Employees (collectively, the "Option Plans"); provided, that "Eligible Options" do not include (1) options initially granted by the Company, (2) Avaya options resulting from the conversion of options granted by Lucent under the August 4, 2000 grant (or, in the case of employees of Avaya employed in Italy, the August 28, 2000 grant) or the Lucent 1998 Global Stock Option Plan grant and (3) options that are intended to be incentive stock options under the Internal Revenue Code. All the Option Plans are considered employee benefit plans as defined in Rule 405 under the Securities Act of 1933. As of June 22, 2001, there were Eligible Options to purchase 25,019,226 shares of the Company's common stock outstanding and eligible to participate in this Offer. The information set forth in the Offer to Exchange under Section 1 ("Number of Units of Restricted Stock; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock Units") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 2(a) above and in Schedule A to the Offer to Exchange ("Information About the Directors and Executive Officers of Avaya Inc.") is incorporated herein by reference. Documents relating to the Offer are available on the web site maintained for the Offer
(www.aststockplan.com).

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Units of Restricted Stock; Expiration Date"),
Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock Units"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),
Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock Units") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 9 ("Information About Avaya Inc.") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") and
Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Offer to Exchange under Section 15 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information About Avaya Inc.") and Section 16 ("Additional Information"), and on pages 48 through 82 of the Company's Annual

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Report on Form 10-K for its fiscal year ended September 30, 2000 (the "Annual
Report") and pages 2 to 19 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "Quarterly Report") is incorporated herein by reference.

     (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

ITEM 12.  EXHIBITS.

 (a)(1)  Offer to Exchange, dated June 26, 2001.
 (a)(2)  Form of Letter of Transmittal.
 (a)(3)  Form of Notice of Withdrawal.
 (a)(4) Avaya Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 28, 2000 and incorporated herein by reference.
 (a)(5) Avaya Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange
         Commission on May 15, 2001 and incorporated herein by reference.
 (a)(6) Letter from the Company delivered to Eligible Option holders via electronic mail dated June 25, 2001.
 (a)(7)  Letter from Michael J. Harrison, Vice
         President - Compensation and Benefits, delivered to members of the Executive Council of the Company, dated June 25, 2001.
 (a)(8)  Text of information provided on offer web site.
 (b)     Not applicable.
 (d)(1)  Avaya Inc. Long Term Incentive Plan for Management
         Employees.
 (d)(2) Avaya Inc. 2000 Long Term Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Registration
         Statement on Form 10 (Reg. No. 1-15951) as most recently amended on September 14, 2000.
 (d)(3)  Form of Avaya Inc. Restricted Stock Unit Award Agreement.
 (g)     Not applicable.
 (h)     Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          /s/ PAMELA F. CRAVEN
                                          --------------------------------------
                                          Name: Pamela F. Craven
                                          Title: Vice President, General Counsel
                                          and Secretary

Date: June 26, 2001

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                               INDEX TO EXHIBITS

EXHIBIT
  NO.                       DESCRIPTION OF EXHIBIT
-------                     ----------------------
 (a)(1)  Offer to Exchange, dated June 26, 2001.
 (a)(2)  Form of Letter of Transmittal.
 (a)(3)  Form of Notice of Withdrawal.
 (a)(4)  Avaya Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and
         Exchange Commission on December 28, 2000 and incorporated
         herein by reference.
 (a)(5)  Avaya Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange
         Commission on May 15, 2001 and incorporated herein by
         reference.
 (a)(6)  Letter from the Company delivered to Eligible Option holders via electronic mail dated June 25, 2001.
 (a)(7)  Letter from Michael J. Harrison, Vice
         President - Compensation and Benefits, delivered to members of the Executive Council of the Company, dated June 25,
         2001.
 (a)(8)  Text of information provided on offer web site.
 (b)     Not applicable.
 (d)(1)  Avaya Inc. Long Term Incentive Plan for Management
         Employees.
 (d)(2)  Avaya Inc. 2000 Long Term Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Registration
         Statement on Form 10 (Reg. No. 1-15951) as most recently
         amended on September 14, 2000.
 (d)(3)  Form of Avaya Inc. Restricted Stock Unit Award Agreement.
 (g)     Not applicable.
 (h)     Not applicable.

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